

KITCHENERY

Wireless Power - Smart Kitchen Counters and Cordless Appliances

OVERVIEW   DETAILS   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1. 2,000 RVs lost to fires each year Kitchenery solves that problem.

2. Strategic conversations ongoing with large B2B customers (e.g. $500K deal w/ major RV manufacturer).

3. Backed by STANLEY+Techstars accelerator.

4. B2B and B2C model. Hundreds of customers on our waitlist, with $0 marketing spend.

5 Total addressable market of $3 billion (600K RVs * $5,000 spend on kitchen appliances per RV).

6 California recently passed law (Jan 2023) to ban natural gas appliances due to safety concerns.

7 Exec team have combined 20+ years experience in consumer hardware industry.

Team

 **Akshay Bhuva** Founder & CEO

Visionary Wide range of experience: Research on nano-polymers to working in the commercial automobile and plastics industry. M.S Entrepreneurship: University of Tampa B.S Mechanical and Materials Engineering: Washington State University

kitchenery.us in

 **Agustin Mendez** Co-founder & CTO

10+ Years of Hands-on Hardware development and tech commercialization in the Aerospace Industry.

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 **Andrew Collier** Director of Corporate Partnerships

- 10+ years in B2B sales with expertise in business development, enterprise account management. - $5M+ enterprise accounts management - Ayla Networks

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 **Paulo Cezar Lopes Sa** Business Growth & Operations Manager

In charge of Kitchenery's PR, Outreach, and Blog Strategies. Streamlining the company's communications and Investor Relations. B.Sc. International Business & Entrepreneurship.

linkedin.com in

Kitchenery: Freedom to Cook! Cordlessly

Hi there,
We are Kitchenery!

a Tampa, FL based tech-company bringing you wireless power transfer technology developed to make kitchen appliances safer, smarter, & extremely convenient.

Kitchenery was formed to bridge the gap in technology & innovation and cooking experience for millions of Individuals looking for a smart, modern and a socially welcoming Kitchen space.

Our Mission is to improve people's

lives with the world's best cooking experience!

Kitchenery is reshaping the future of kitchen technology, with proven wireless power transfer technology which will eliminate the need and use of power cords in kitchen appliances, give users an efficient way to use their kitchen cabinet space and further provide multifunctional use of their kitchen countertop. Kitchenery makes every day cooking SAFER, SMARTER, and CONVENIENT.

Kitchenery Team


Akshay Bhuva
CEO | Product


Agustin Mendez
CTO | Hardware


Andrew Collier
Director of Corporate Partnerships


Paulo Cezar Lopes Sa
Business Growth & Operations Manager


Collin Jackson
Industrial Design Partner


Lowell Neset
Industrial Design Partner


Ben Lappen
Community Round Consultant


Chris Parades
Legal & IP Partner


Cole Engelbrecht
Graphic Design & Branding Associate

 KITCHENERY

Strong Technical and Business Operations Team!

Advised by Industry Experts

Advised by Industry Experts



Dr. Rebecca White
Startup Advisor
MARINEMAX · THE UNIVERSITY OF TAMPA







Laila Partridge
Managing Partner: STANLEY + Techstars
techstars_ · WELLS FARGO · intel







Ted Olsen
Supply- Chain
CORNING · Blu Venture INVESTORS





Tom Cardy
Business Strategy
BayCare · NEW WORLD ANGELS



Dr. Speros Margetis
Finance Advisor
THE UNIVERSITY OF TAMPA

Kitchenery Advisors are leaders in Corporate America and in Scalable Startup space!



3 Ways your Kitchen is Inconvenient

Requires Power Cords



- Space Issues. Need to be within reach of outlet
- Collects grease, germs, and viruses
- Unattractive and takes up kitchen space

Environmental Harm



- Gas is the number one source of greenhouse gas emissions
- 2 out of 3 housefires start in the kitchen

Wastes Energy



- Kitchens could reduce 40% of energy usage by cooking with a smart inductive system
- Appliances stay plugged in and waste energy

Modern kitchens come with their fair share of inconveniences. The tangle of power cords creates a constant battle for space and organization, making it challenging to focus on cooking. Not to mention, the environmental toll of conventional cooking methods is a pressing concern, contributing to unnecessary energy waste and harm. Additionally, the inefficiency of energy usage in traditional kitchens adds both cost and environmental strain. Gas and electric stoves waste up to 40% energy, cause indoor pollution and release unused methane gas in the atmosphere contributing to Global Warming. It's clear that these challenges are begging for a new solution. Forward thinking states in the U.S like California and New York have already banned gas cooking and energy policy makers and lobbyists are already taking steps to implement greener and cleaner solutions nationwide.

Kitchen of the Future?

1950's	2000's	Present

The kitchen is the space that gets the most amount of foot traffic, it's the **heart of everyone's home!** It is so important to make this space accessible, aesthetically pleasing and socially welcoming.

While innovation has rapidly transformed many aspects of our homes, the kitchen space has remained relatively stagnant. Imagine a kitchen of the future where cutting-edge technology seamlessly integrates with culinary creativity. Picture a space where wireless power transfer eliminates the clutter of cords, where sustainable practices reign supreme, and where wireless energy transfer efficiency is optimized. **The Kitchen of the Future** promises a harmonious blend of convenience, efficiency, comfort, accessibility, and advanced functionality that redefines the heart of every home.

125+ Angel Investors



Jim Jensen
HCM | SaaS | Technology Executive | Keynote Speaker | Advisor | Board Member

"The technology is compelling in so many ways from energy efficiency, space efficiency, safety, etc. Strong addressable market."



Ken Pomella
CEO, RevStar

"Kitchenery's wireless power technology is revolutionizing how we interact with kitchen appliances, and we are confident that our combined efforts will expand the availability and use case for such transformative technology."



Brett Maternowski
Innovative Florida Man

*"Kitchenery solves a few real-life problems for me. Investing in the technology to make the product come to life makes excellent sense and aligns with one of my favorite investor strategies: **Invest in what you believe in.**"*



Andrew Hartnett
Founder & CEO, Formula4Success

"I have no doubt that Kitchenery's team and product will take over the market."

Kitchenery community thrives with over 125 angel investors who share our vision for transforming the culinary landscape. **Notably, esteemed backers like Andrew Hartnett, Jim Jensen, Brett Maternowski, Ken Pomella and hundreds of others have lent their support, emphasizing the credibility and enthusiasm behind our venture.** As part of this dynamic community, investors become integral to shaping the future of kitchen technology while benefiting from our innovative and investor-oriented approach.

Introducing



5 different types of CORDLESS KITCHEN APPLIANCES



focused on design, user experience, & wireless power transfer technology



Cordless. Intelligent. Connected.

Introducing Kitchenery's revolutionary Quantum Energy Pad and suite of cordless appliances, featuring cutting-edge technologies that seamlessly integrate into your kitchen routine. Our lineup includes versatile appliances like the **Air Fryer, Blender, Toaster, Electric Kettle, and Electric Rice Cooker,** designed to empower your culinary adventures with unmatched convenience and efficiency. Experience the future of cooking with Kitchenery's innovative solutions.

The Quantum Energy Pad

Industry leading 1200W of Wireless Energy

Elegantly sits on top of your countertop

Power compatible Kitchenery appliances by placing them on The Quantum Energy Pad



KITCHENERY

Introducing Kitchenery's groundbreaking **Quantum Energy Pad**—a culinary revolution that ingeniously combines the prowess of an induction cooktop with cutting-edge wireless power transmission technology. **With an impressive 1200W wireless power transfer, this pad not only delivers precise cooking control but also seamlessly sends cordless power to compatible Kitchen appliances, ushering in a new era of convenience and efficiency.** As a potential investor, you have the unique opportunity to be a futurist and contribute towards revolutionizing the way we cook and use our Kitchen space on day-2-day basis.



Kitchenery's Suite of
Cordless Kitchen Appliances
Modern & Minimalistic Design
Wrapped Metal
Stackable
Curved and Symmetric Edges
Wireless Power Transfer Technology

Discover a new dimension of kitchen innovation through Kitchenery's meticulously designed suite of cordless appliances and the cutting-edge Quantum Energy Pad. Crafted with a deep focus on consumer needs, each appliance is a fusion of form and function, incorporating premium materials and intuitive features that redefine culinary convenience. At the heart of this revolution lies the Quantum Energy Pad, seamlessly merging elegant

revolution lies the Quantum Energy Pad, seamlessly merging elegant aesthetics with groundbreaking technology to reshape cooking and energy transmission in a way that's as practical as it is elegant.



Kitchenery Wireless Power Transfer Technology

- 40% more energy efficient*
- ZERO emissions

- Cordless Appliances
- Space Maximization
- Minimalistic Design

*Hybrid induction cooking compared to traditional gas & electrical cooking

QUANTUM ENERGY PAD EXO

- This pad sends 1200W of cordless power to electrical devices placed on top.

Power Recieving Technology (Rx)

Power Transmission Technology (Tx)

READY FOR PILOT TESTING & TECHNOLOGY CERTIFICATION IN Q4-2023

KITCHENERY

PROVEN WIRELESS ENERGY SYSTEM

Power Receiving Module (Rx)   Power Transmission Module (Tx)



✉ power@kitchenery.us   🌐 www.kitchenery.us

© 2022 Kitchenery Inc. Proprietary & Confidential

POWER RECEIVER TECHNOLOGY (Rx)   Tech -> Market

Small Kitchen Appliances

→ Quantum Energy Pad

DIFFERENT MARKET SEGMENTS

POWER TRANSMITTER TECHNOLOGY (Tx)

KITCHENERY

© 2023 Kitchenery Inc. Proprietary & Confidential

Kitchenery's Wireless Energy Transfer Tech stands at the forefront of kitchen innovation, liberating cooking spaces from cumbersome cords and restrictions. By seamlessly integrating induction cooking capabilities with wireless power transmission, it ushers in a new era of culinary freedom, unparalleled efficiency, and a sleek, uncluttered kitchen experience. Kitchenery's technology comprises of two different modules:

The Power Transmission module (Tx): Designed and Developed to have hybrid functionality (Wireless Power + Inductive Cooking), this module is integrated inside the "Quantum Energy Pad".

The Power Reception module (Rx): Designed and Developed to be integrated with-in small kitchen appliances based on their power rating. Once integrated, the device is now capable of receiving cordless power.

Go-To-Market Strategy



RV Industry
- Recreational Vehicles

Marine Industry
- Yachts

Hospitality Industry
- Luxury Hotels
- High-end Apartment Complex's
- High-end Vacation Rentals

Retirement Industry
- Independent Senior Living Community

Modular Home Industry
- Luxury Tiny Homes
- Prefab Container Homes

KITCHENERY

Can you imagine squeezing in a full-sized kitchen on the back seat of your car? Kitchenery appliances are modular, space saving, and have a stackable footprint. Making it a perfect solution for tight spaces. Kitchenery's business strategy consists of **serving the premium and demanding segment of RV's, Yachts, Private Jets, Luxury Hotels and similar industry segments** in the Recreational and Hospitality segment.

Market Opportunity: RV Industry

RV Industry Market Size	Number of RV Sales in 2022	Number of Luxury RV Sales in 2022	Market Size Growth Rate
$48.1 B	**$600,000**	**$150,000**	**15%**
Travel with Comfort	Continuous increase in yearly RV sales	Class- A&B: Rising demand for customized RV's- personal use	Rise in number of campgrounds: traction from Tourism Industry

 KITCHENERY

RV Industry Opportunity





Average cost of RV = $170,000

RV Kitchen = $15,000

RV Kitchen Appliances = $5,000

TAM= $3 Bn

US RV Sales
Nearly doubled in the past 3 years

$26 Bn $55 Bn $80 Bn



People have started traveling in their own little Private Spaces!

Boat Industry Opportunity

Minimum price of luxury Boat 35 ft & above = $350,000

Boat Galley = $20,000

Boat Kitchen Appliances = $7,000

TAM= $2 Bn

US Boat Sales

Growing industry, more families want access to open waters

| $17 Bn | $20 Bn | $25 Bn | $32 Bn |



US New Boat- no. of Units
400,000
350,000
300,000
250,000
2016
2018
2020
2022
2024
Year

Forward-looking projections cannot be guaranteed. [Source-1: Fortune Business Insights] , [Source-2: IBIS World]



Wireless Power Transfer Technology Application Landscape (Big Picture)
Wireless Power Transfer Technology Application : Industry Agnostic (Big Picture)
Consumer Electronic Devices
Medical Industry
Commercial / Automobile
Governmental (DoD, Military, Marine, Aerospace)
Small Kitchen Appliances: Blender, Toaster, Air Fryer, Kettle etc.
Laptops, Phones, Smart Watch. TV, Tablets, etc
Hair Dryer, Curlers, Irons, Power Tools
Electric vehicles, ATVs, Electric Bikes, Electric scooters, Ski mobile, electric Jet skis, electric boats, Electric Bus, etc
Medical Industry - Wireless Power
• Electronic Prosthetics
• Wearable Health Monitoring devices
• Robotic Surgery Devices
• Portable Medical Equipment
Logistics / Delivery Systems
• Drone Delivery
• Delivery Robots
• Driverless Electric Taxi
True Autonomy
• Level-5: Self Driving + Self Charging
• Rapid Wireless Recharge system for Drones (Unmanned Surveillance Operations 24x7)
• Underwater Drone Recharge
• Unmanned Aerial Vehicles (UAVs)
KITCHENERY
© 2023 Kitchenery Inc. Proprietary & Confidential

B2B & B2C Product Sales
SAAS
• Smart MCU Integration



Data Monetization
Recipes, Coupons, Deals
industry
D2C; Kitchenery.us/reserve
IOT Services
Ongoing service agreement
B2B: Technology Integration
Engineering Services

Kitchenery Business Model

At Kitchenery, we are strategically positioning ourselves for 3 key revenue streams:

1. Kitchenery's core revenue stream comes from B2B2C and B2C type business models where we sell Kitchenery Quantum energy pad coupled with a suite of revolutionary cordless Kitchen appliances. This is done via:

Strategic Business account acquisitions in the target market segments

Scalable sales via partnering with national and global distributors

Direct-2-consumer via e-commerce strategies: On-boarding the first 1000 futurist families that will have access to Kitchenery's revolutionary cordless appliances via exclusive reserve now portal: kitchenery.us/reserve.

2. Wireless Power Transfer Technology (WPT) Integration Services to Kitchen appliance Brands, Manufacturers and device makers. **Recurring hardware:** Per Device Rx - WPT module sale.

3. SaaS: Kitchenery's Transmission and Reception modules can collect curated device data, thanks to integration of Smart MCU, with advanced Data Analytics algorithms, manufacturers can now have curated and hyper-accurate device data allowing them to make consumer-centric product design and feature decisions. This gives Kitchenery a potential revenue stream in the space of Data Monetization and + AI based simulations on energy, product and consumer trends. Furthermore, in future generations of products, Kitchenery plans to integrate recipes, coupons, deals and similar direct

Kitchenery plans to integrate recipes, coupons, deals and similar direct engagements and touchpoints with the end-user opening a broader landscape of revenue generation activities.


Business Strategy in a Nutshell
Serve Premium Market
Demonstrate Demand MVP
Distribution: Kitchen appliance suppliers in recreational market
End Customer: High-end Kitchens, RV OEM's, Yachts, Luxury Hotel Rooms
Strategic Partnership
Kitchen appliance brand & manufacturer partnerships
Scale Premium Market
Mass Consumer Brand Licensing
Launch inconsumer kitchen
Create a standard to power and control small kitchen appliances
"Powered by Kitchenery"
KITCHENERY

Our business strategy revolves around three key pillars. First, we cater to the premium market by **demonstrating the demand for our innovative products**, targeting distribution through trusted partners, and serving high-end customers in various sectors. Secondly, **strategic partnerships amplify our reach**, aligning with established kitchen appliance brands and manufacturers to scale our presence in the premium segment. Lastly, **our vision extends to mass consumer brand licensing**, introducing our technology into everyday kitchens and establishing "Powered by Kitchenery" as the new standard in powering and controlling small kitchen appliances.


Kitchen Appliance Market in the U.S.
2022


$15 Bn
TAM
Induction stoves, juicers, blenders, mixers, food, processors, kettle, toasters, rice cookers, air fryers
$10 Bn
Small Kitchen Appliances
258m Small Kitchen appliances sold in US per year
$5 Bn
Induction Cooktops
1.5m Induction ranges/ stoves sold in US per year

Global Kitchen Appliance Market Size: $270 B

Kitchenery is strategically positioned for successful market entry based on recent data from 2022, which highlights our unique value proposition and alignment with existing trends. With a Total Addressable Market (TAM) of $15 billion, including the $10 billion Small Kitchen Appliance market and the $5 billion Induction Cooktop market (all within the U.S.), our innovative wireless energy transfer technology addresses key pain points in the industry.

Our fusion of induction cooktop and wireless power transmission not only caters to the growing demand for energy-efficient solutions but also provides unparalleled convenience. By eliminating hazardous cords and offering seamless cooking experiences, we tap into the rising consumer preference for smart, user-friendly appliances. This positioning allows us to capture a significant share of both the Small Kitchen Appliance and Induction Cooktop markets, ensuring a strong competitive edge and paving the way for a successful market entry.

Global Smart Kitchen Appliance Market

2020–2024


Market growth will accelerate at a CAGR of over
Incremental Growth
$15.99 B
2019
2024
The year-over-year growth rate for 2020 is estimated at
13.32%

Global Kitchen Appliance Market Size: $270 B

The Global Smart Kitchen Appliance Market presents a compelling opportunity for Kitchenery's innovative products. With a projected Compound Annual Growth Rate (CAGR) exceeding 23% between 2020 and 2024, this market surge is driven by the rising demand for cutting-edge and user-friendly appliances. Kitchenery is strategically positioned to leverage this trend, offering technologically advanced, wireless-enabled kitchen solutions that not only meet the market's appetite for innovation but also provide practical, efficient, and elegant solutions for modern culinary needs.



KITCHENERY + alexa

Matter Standard matter

Standardized Alexa Connect Kit in Kitchenery Rx and Tx Modules

Powered by The Quantum Energy Pad

Modernize your Kitchen Space!

Perks of Investing in Kitchenery

$9M Valuation Cap • Future Equity

Investor Perks: $250, $500, $2K, $5K, $10K, $25K

Investors joining Kitchenery's community through Wefunder enjoy exclusive perks, and the chance to shape the future of kitchen technology. This unique opportunity allows backers to be at the forefront of a culinary revolution, while reaping the benefits of being part of a visionary and dynamic community.

Powered by People and Community













STANLEY | techstars_ | Florida Venture FORUM | FEEDING Tampa Bay | THE UNIVERSITY of TAMPA SPARTAN INCUBATOR

KITCHENERY
synapse summit
INNOVATION LIVES HERE

STANLEY
techstars

power@kitchenery.us | www.kitchenery.us | @kitcheneryinc

Kitchenery is part of STANLEY + Techstars accelerator



KITCHENERY

Join our mission to revolutionize and improve people's lives with the world's best cooking experience!

power@kitchenery.us www.kitchenery.us

DISCLAIMER

This presentation has been prepared for informational purposes only and by accepting this presentation the recipient acknowledges and agrees to the following:

The information contained herein has been prepared to assist interested parties and does not purport to be all-inclusive, or to contain all of the information that recipients may desire. In all cases, interested parties should conduct their own investigations and analyses of Kitchenery and of the data presented in this presentation. Kitchenery believes the information presented is accurate, but has not independently verified all such information, and Kitchenery and its affiliates and representatives do not make any representation or warranty (expressed or implied) as to the accuracy or completeness of the information contained in this presentation, and such parties and entities expressly disclaim all liability based on, or relating to, any representations or warranties contained in, or errors or omissions from, this presentation or any other written or oral communications transmitted to the recipient, or any of its affiliates or representatives.

This presentation may include, expressly or implicitly, forward-looking statements or projections including information in relation to financial performance and possible investments. Recipient is reminded that forward looking statements involve known and unknown risks, uncertainties and/or other risk factors that may cause the actual results, performance or achievements of the transactions contemplated in this presentation to be materially different from any future results, performance or achievements expressed or implied in this presentation and that they reflect the reasonable beliefs of Kitchenery as of the date hereof as to future events, but are not guarantees of future performance. Such forward-looking statements are based on numerous assumptions regarding the business and strategies described or contemplated in this presentation and do not give any assurance that forward looking statements made herein will be realized.

Nothing contained in this presentation constitutes an offer to sell or buy a security, or any solicitation of such an offer. Any investment or potential transaction described or contemplated in connection with this presentation is subject to legal and regulatory requirements applicable in the jurisdiction where the recipient(s) are resident and with which such recipient(s) shall be solely responsible for complying. Nothing contained in this presentation constitutes investment advice, and information contained herein should not be solely relied upon when making investment decisions.

CONFIDENTIALITY

By accepting this presentation, recipient acknowledges and agrees that all of the information contained herein is confidential. Recipient and its affiliates or representatives will hold all information confidential, including the fact that they have received this presentation. Recipient, its affiliates and representatives will not reproduce this presentation in whole, or inpart. Unless recipient obtains permission from Kitchenery to the contrary, this presentation should be returned within ten calendar days, along with any other material relating to Kitchenery that recipient, its affiliates or representatives may have received from Kitchenery or any of its respective subsidiaries and affiliates. Alternatively, recipient will destroy, within ten calendar days, this presentation and all copies of any analyses, compilations, studies and other documents prepared by recipient, its employees or representatives that are derived from any information in this presentation or other non-public materials. Recipient will obtain Kitchenery's prior written consent for any proposed actions by recipient, its affiliates or representatives that are inconsistent in any manner with the foregoing.



KITCHENERY